DUE TO THE FACT THAT A NEW ACCOUNTING FIRM HAS BEEN RETAINED
                  BY JAYARK, YEAR END AUDITED FINANCIAL STATEMENTS HAVE NOT YET BEEN COMPLETED. THEREFORE, THE 10-K REPORT FOR JAYARK FOR THE FISCAL YEAR ENDED APRIL 30, 1996 WILL BE SUBMITTED TO THE SEC NO LATER THAN AUGUST 15, 1996.